Lucy’s Water World Inc
No. 39 Shuangyu St, Houshayu, Shunyi District
Arcadia Villa # 707, Beijing, China 101318
775-851-7397 or 775-201-8331 fax

United States                                                                                                 April 12, 2012
Security & Exchange Commission
Division of Corporate Finance
Attn: Reid Hooper
100 F Street, N.E.
Washington, DC 20549

Re:
Lucy’s Water World Inc.
Registration statement on Form S-1A5
File No: 333-179012

Enclosed is our response to your comments of March 28, 2012.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331 or email to Jsmith@howtogopublic.net.

Sincerely;

s/s Corey Chiu
Corey Chiu
President

March 28, 2012

Via E-mail

Corey Chiu
President, Director
Lucy’s Water World, Inc.
No. 39 Shuangyu St, Houshayu, Shunyi District Arcadia Villa #707
Beijing, China 101318

RE: Lucy’s Water World, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed March 26, 2012
File No. 333-179012

Dear Mr. Chiu:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General – Age of Financial Statements

1.	Please update the financial statements and other financial information in the filing to include the fiscal quarter ended January 31, 2012.

Response: updated as requested